UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Alkami Technology, Inc.
(Name of issuer)

Common Stock, $0.001 par value
(Title of class of securities)

01644J108
(CUSIP number)

August 12, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS
ARG Private Equity II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,521,611

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,521,611

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,521,611

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.55%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO – limited liability company

1	NAMES OF REPORTING PERSONS
George B. Kaiser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,941,395

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,941,395

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,941,395

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1 (a).	Name of Issuer: Alkami Technology, Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:
5601 Granite Parkway, Suite 120
Plano, TX 75204

Item 2 (a).          Name of Person Filing:  This schedule 13G/A with respect to the Common Stock is filed by ARG Private Equity II, LLC (“ARG”) and George B. Kaiser. Mr. Kaiser is the sole Class A member of ARG and by virtue of such position is deemed to have beneficial ownership of the Common Stock held by ARG.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of ARG is 6733 South Yale Avenue, Tulsa, Oklahoma, 74136.

The address of the principal business office of Mr. Kaiser is 6733 South Yale Avenue, Tulsa, Oklahoma, 74136.

Item 2 (c).          Citizenship:ARG Private Equity II, LLC was organized, associated or formed under the laws of the State of Oklahoma. Mr. Kaiser is a citizen of the United States of America.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2 (e).	CUSIP No: 01644J108

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;
b.	☐ Bank as defined in Section 3(a)(6) of the Act;
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 98,895,370 shares of Common Stock issued and outstanding as of June 30, 2024, as reported in Alkami Technology, Inc.’s Form 10-Q for the quarter ending June 30, 2024. On July 28, 2023, ARG transferred 10,086,450 shares owned directly by ARG to Mr. Kaiser.

On August 12, 2024, Mr. Kaiser disposed of 1,666,666 shares, resulting in 8,419,784 shares being held directly by Mr. Kaiser. 2,521,611 shares of Alkami Technology, Inc. are held directly by ARG and deemed beneficially owned by Mr. Kaiser. Mr. Kaiser disclaims beneficial ownership of such shares held directly by ARG except to the extent of his pecuniary interest therein.

A.	ARG

(a)	Amount Beneficially Owned: 2,521,611 shares
(b)	Percent of Class: 2.55%
(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 2,521,611 shares
(ii)	shared power to vote or to direct the vote -0- shares
(iii)	sole power to dispose or to direct the disposition of 2,521,611 shares
(iv)	shared power to dispose or to direct the disposition of -0- shares

B.	George B. Kaiser

(a)	Amount Beneficially Owned: 10,941,395 shares
(b)	Percent of Class: 11.06%
(c)	Number of Shares as to which Such Person has:
(i)	sole power to vote or to direct the vote 10,941,395 shares
(ii)	shared power to vote or to direct the vote -0- shares
(iii)	sole power to dispose or to direct the disposition of 10,941,395 shares
(iv)	shared power to dispose or to direct the disposition of -0- shares

An affiliate of ARG is the sole limited partner of S3 Ventures Fund III, L.P. (“S3 Fund III”), which generally entitles it to 99% of distributions made by such fund.  As per its most recent filing on Schedule 13G, S3 Fund III beneficially owned 18,532,824 shares of Alkami Technology, Inc.  On August 12, 2024, S3 Fund III disposed of 1,583,334 shares, resulting in 16,949,490 shares held by S3 Fund III.  None of the shares of Alkami common stock held by S3 Fund III are included in this report because, pursuant to the definitions contained in Rule 13d-3, neither ARG nor Mr. Kaiser beneficially own any of such shares owned by S3 Fund III.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒*.

*As of July 28, 2023, ARG ceased to beneficially own more than five percent of the class of securities and this Amendment No. 2 serves as an exit filing for ARG only.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2024

George B. Kaiser

By:	/s/ Robert Waldo, Attorney-in-Fact

ARG Private Equity II, LLC

By:	/s/ Robert Waldo
Name: Robert Waldo
Its: Manager

EXHIBIT INDEX

Exhibit A (99.1) - Joint Filing Agreement by and among George B. Kaiser and ARG Private Equity II, LLC filed with the Schedule 13G on February 11, 2022 and incorporated by reference herein.